Exhibit 4.1

Description of Securities

The following description is based on relevant portions of the Delaware Limited Liability Company Act (the “Delaware Act”) and of our Limited Liability Company Agreement (as amended, restated, supplemented or otherwise modified from time to time) (the “LLC Agreement”). This summary is not necessarily complete, and we refer you to the Delaware Act and our LLC Agreement for a more detailed description of the provisions summarized below. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Securities is attached as an exhibit.

General

Under the terms of our LLC Agreement, we are authorized to issue an unlimited number of Common Shares and Preferred Shares. As of the date hereof, we have one class of securities registered under Section 12 of the Exchange Act. There is currently no market for our Shares, and we can offer no assurances that a market for our Shares will develop in the future. We do not intend for the Shares offered to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our Shares. For purposes of this section, the holders of Common Shares are defined as “Common Shareholders” and the holders of preferred shares are defined as “Preferred Shareholders.”

Common Shares

Under the terms of the LLC Agreement, we retain the right to accept subscriptions for our Shares. In addition, Common Shareholders are entitled to one vote for each Common Share held on all matters submitted to a vote of Shareholders and do not have cumulative voting rights. Shareholders are entitled to receive proportionately any distributions declared by the Board, subject to any preferential distribution rights of outstanding Preferred Shares. Upon our liquidation, dissolution or winding up, the Shareholders will be entitled to receive ratably our net assets available after the payment of (or establishment of reserves for) all debts and other liabilities and will be subject to the prior rights of any outstanding preferred shares. Shareholders have no redemption, conversion or preemptive rights. The rights, preferences and privileges of Shareholders are subject to the rights of the holders of any Preferred Shares that we may designate and issue in the future.

Preferred Shares

The Private Offering does not include an offering of Preferred Shares. However, under the terms of the LLC Agreement, our Board is authorized to issue one class of Preferred Shares without approval of the Shareholders. Prior to the issuance of a series of Preferred shares, the Board is required by the LLC Agreement to set the rights, powers and preferences, including the conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption. The Investment Company Act limits our flexibility as certain rights and preferences of the Preferred Shares require, among other things:

(i) immediately after issuance and before any distribution is made with respect to the Shares, we must meet an asset coverage ratio of total assets to total senior securities, which include all of our borrowings and any Preferred Shares; and

(ii) at any time when there are outstanding Preferred Shares, if any are issued, the Preferred Shareholders must be entitled as a class to elect two directors at all times, which directors may be additional directors or existing directors designated by the Board to be elected by the Preferred Shareholders, and to elect a majority of the directors if and for so long as distributions on the Preferred Shares are unpaid in an amount equal to two full years of distributions on the Preferred Shares.

Transfer and Resale Restrictions

Shareholders may sell, assign, transfer, or otherwise dispose of (in each case, a “Transfer”) their Shares provided that the transferee satisfies applicable eligibility and/or suitability requirements, and the Transfer is otherwise made in accordance with applicable securities, tax, anti-money laundering and other applicable laws and compliance with our LLC Agreement. No Transfer will be effectuated except by registration of the Transfer on the Fund’s books. Each transferee must agree to be bound by the restrictions set forth in the LLC Agreement and all other obligations as an investor in the Fund.

We intend to sell our Shares in private offerings in the United States under the exemption provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, Regulation S under the Securities Act and other exemptions from the registration requirements of the Securities Act. Investors who acquire our Shares in such private offerings are required to complete, execute and deliver an assignment agreement, a Subscription Agreement, a joinder to our LLC Agreement and related documentation, which includes customary representations and warranties, certain covenants and restrictions and indemnification provisions.

Additionally, such investors may be required to provide due diligence information to us for compliance with certain legal requirements. We may, from time to time, engage offering or distribution agents and incur offering or distribution fees or sales commissions in connection with the private offering of our Shares in certain jurisdictions outside the United States. The cost of any such

Exhibit 4.1

offering or distribution fees may be borne by an affiliate of the Adviser. We will not incur any such fees or commissions if our net proceeds received upon a sale of our shares after such costs would be less than the net asset value per share.

Limited Liability of the Shareholders

No Shareholder or former Shareholder, in its capacity as such, will be liable for any of our debts, liabilities or obligations except as provided in the LLC Agreement and to the extent otherwise required by law. Each Shareholder and former Shareholder will be required to pay to us any unpaid balance of any payments that he, she or it is expressly required to make to us pursuant to the LLC Agreement or pursuant to such Shareholder’s Subscription Agreement, as the case may be.

Redemptions by the Fund

Shareholders have no redemption or preemptive rights.

Delaware Law and Certain LLC Agreement Provisions

Organization and Duration

We were formed as a Delaware limited partnership on July 23, 2024, and converted to a Delaware limited liability company on April 10, 2025. We will remain in existence until we are dissolved, wound up and terminated in accordance with the LLC Agreement or pursuant to Delaware law.

Purpose

Under the LLC Agreement, we are permitted to engage in any business act or activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon it pursuant to the agreements relating to such business act or activity.

Agreement to be Bound by the LLC Agreement; Power of Attorney

By executing the Subscription Agreement (which signature page constitutes a counterpart signature page to the LLC Agreement), each investor accepted by the Fund is agreeing to be admitted as a member of the Fund and bound by the terms of the LLC Agreement. Pursuant to the LLC Agreement, each Common Shareholder grants to any duly authorized representative of the Fund a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The LLC Agreement also grants the Board the authority to make certain amendments to the LLC Agreement and grants duly authorized representatives a power of attorney to effect any such amendment to the LLC Agreement.

Resignation and Removal of Directors; Procedures for Vacancies

Any director may resign at any time by submitting his or her written resignation to the Board or secretary of the Fund. Such resignation will take effect at the time of its receipt by the Fund unless another time be fixed in the resignation, in which case it will become effective at the time so fixed. The acceptance of a resignation is not required to make it effective. Any or all of the directors may be removed by the affirmative vote of a majority of the full Board; provided, that any or all directors appointed by Preferred Shareholders, if any, may be removed only by the affirmative vote of Preferred Shareholders holding at least 66 2/3% of all our then-outstanding Preferred Shares.

Except as otherwise provided in the LLC Agreement or by applicable law, including the Investment Company Act, any newly created directorship on the Board that results from an increase in the number of directors, and any vacancy occurring in the Board that results from the death, resignation, retirement, disqualification or removal of a director or other cause, will be filled by the appointment and affirmative vote of a majority of the remaining directors in office, although less than a quorum (with a quorum being a majority of the total number of directors), or by a sole remaining director. Any director elected to fill a vacancy or newly created directorship will hold office until his or her death, resignation, retirement, disqualification or removal.

Action by Shareholders

Under the LLC Agreement, Shareholder action can be taken only at a duly called meeting of Shareholders at which a quorum is present or by written consent in lieu of a meeting by Shareholders representing at least the number of Shares required to approve the matter in question.

Exhibit 4.1

Our Board, the Chair of the Board, our Chief Executive Officer or Shareholders holding a majority of the Shares entitled to vote at the meeting may call a meeting of Shareholders. Only business specified in our notice of meeting (or supplement thereto) may be conducted at a meeting of Shareholders.

Amendment of the LLC Agreement

Except as otherwise provided in the LLC Agreement, the terms and provisions of the LLC Agreement may be amended with the consent of the Board (which term includes any waiver, modification, or deletion of the LLC Agreement) during or after the term of the Fund, together with the prior written consent of:

1. If no Preferred Shares have been issued and are outstanding, the consent of Common Shareholders holding a majority of the issued and outstanding Common Shares; and

2. If Preferred Shares have been issued and are outstanding, (i) in the case of an amendment not affecting the rights of Preferred Shareholders, Common Shareholders holding a majority of the issued and outstanding Common Shares, (ii) in the case of an amendment not affecting the rights of the Common Shareholders (including rights or protections with respect to tax consequences of Common Shareholders), Preferred Shareholders holding a majority of the issued and outstanding Preferred Shares, and (iii) in case of an amendment affecting the rights (including rights or protections with respect to tax consequences of Common Shareholders) of both the Common Shareholders and Preferred Shareholders, Common Shareholders holding a majority of the issued and outstanding Common Shares and Preferred Shareholders holding a majority of the issued and outstanding Preferred Shares.

Notwithstanding clauses (1) or (2) above, certain limited amendments, as set forth in the LLC Agreement, may be made with the consent of the Board and without the need to seek the consent of any Common Shareholder or Preferred Shareholder.

Merger, Sale or Other Disposition of Assets

Subject to any restrictions of the Investment Company Act and applicable law, the Board may, without the approval of our Shareholders, cause us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or series of transactions, or approve on our behalf, the sale, exchange or disposition of all or substantially all of our assets. Our Board may also cause the sale of all or substantially all of our assets under a foreclosure or other realization without Shareholder approval. Shareholders are not entitled to dissenters’ rights of appraisal under the LLC Agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other similar transaction or event.

Submission to Jurisdiction; Waiver of Jury Trial

Pursuant to the LLC Agreement, each Common Shareholder accepts the non-exclusive jurisdiction of courts of the State of New York located in New York County or the U.S. District Court for the Southern District of New York located in New York County. Submission to such jurisdiction may result in litigation in a venue that a Shareholder could view as inconvenient or less favorable in the absence of such provision. Furthermore, each Shareholder, by becoming a member of the Fund and agreeing to be bound by the terms of the LLC Agreement waives its right to a trial by jury to the fullest extent permitted by law in any claim or cause of action directly or indirectly based upon or arising out of the LLC Agreement.

Books and Reports

The Fund is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis in accordance with GAAP. For financial reporting purposes, our fiscal year is a calendar year ending December 31.